                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                      -------------------------
                                                           OMB APPROVAL
                                                      -------------------------
                                 FORM 12b-25          OMB NUMBER:     3235-0058
                                                      EXPIRES: JANUARY 31, 2002
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE   2.50
                                                      -------------------------
                          NOTIFICATION OF LATE FILING
                                                      ------------------------
                                                          SEC FILE NUMBER

                                                            33-62038NY
                                                      ------------------------

(Check One):  [ ] FORM 10-K      [ ] FORM 20-F        [ ] FORM 11-K
              [X] FORM 10-Q      [ ] FORM N-SAR

                                                      -------------------------
                                                            CUSIP NUMBER
FOR PERIOD ENDED:  MARCH 31, 2000
                   --------------                            803436 10 4
                                                      -------------------------
[ ]   TRANSITION REPORT ON FORM 10-K
[ ]   TRANSITION REPORT ON FORM 20-F
[ ]   TRANSITION REPORT ON FORM 11-K
[ ]   TRANSITION REPORT ON FORM 10-Q
[ ]   TRANSITION REPORT ON FORM N-SAR

FOR THE TRANSITION PERIOD ENDED: ____________________________________


-------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH NOTIFICATION RELATES:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

      SARATOGA BEVERAGE GROUP, INC.
-------------------------------------------------------------------------------
FULL NAME OF REGISTRANT


-------------------------------------------------------------------------------
FORMER NAME IF APPLICABLE

       1000 AMERICAN SUPERIOR BOULEVARD
-------------------------------------------------------------------------------
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (Street and Number)

       WINTER HAVEN, FLORIDA 33884
-------------------------------------------------------------------------------
CITY, STATE AND ZIP CODE


PART II -- RULE 12b-25(b) AND (c)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12b-25(b), THE FOLLOWING SHOULD BE COMPLETED. (CHECK APPROPRIATE BOX.)

         (a) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

         (b) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT
             ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF,
[X] WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OF TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

         (c) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12b-25(c) HAS BEEN ATTACHED IF APPLICABLE.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (2/99)

PART III -- NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 20-F, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (SEE ATTACHED SCHEDULE)


PART IV -- OTHER INFORMATION

(1)  NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
     NOTIFICATION


     IRENE FONZI                          (863)           299-6915
     ---------------------------    --------------- -------------------------
     (NAME)                            (AREA CODE)     (TELEPHONE NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF ANSWER IS
    NO, IDENTIFY REPORT(S).                               [X]  YES     [ ]  NO


-------------------------------------------------------------------------------

(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF
    OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT
    OR PORTION THEREOF?                                   [ ]  YES     [X]  NO

    IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.




===============================================================================


                         SARATOGA BEVERAGE GROUP, INC.
-------------------------------------------------------------------------------
               (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



DATE:  MAY 15, 2000       BY: /S/ ROBIN PREVER
     ----------------         ---------------------------
                                  ROBIN PREVER
                                  PRESIDENT AND CHIEF EXECUTIVE OFFICER

                             Schedule to Form 12b-25
                             -----------------------

     Saratoga Beverage Group, Inc. ("Saratoga") is in the process of completing a merger pursuant to the terms of the Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000, by and among Saratoga, NCP-SBG, L.P., a Delaware limited partnership, and NCP-SBG Recapitalization Corp., a Delaware corporation. Saratoga originally anticipated that the closing (and termination of registration under the Securities Exchange Act of 1934) would occur on May 15, 2000 and thus did not prepare a Form 10-QSB for the three months ended March 31, 2000 for filing. Saratoga came to understand only recently that the closing would not occur on May 15, 2000 and, although Saratoga has diligently attempted to file timely the Form 10-QSB, the Form 10-QSB could not be timely filed without unreasonable effort or expense. As a result, Saratoga will be delayed in filing the Form 10-QSB. The Form 10-QSB will be filed within the time period required by Rule 12b-25.